SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2005

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number

A.              Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

GREAT LAKES SAVINGS PLAN

B.                Name of issuer of the securities held pursuant held to the Plan and the address of its principal executive office:

Chemtura Corporation
199 Benson Rd
Middlebury, Connecticut 06749

Report of Independent Public Accounting Firm

The Board of Directors
Chemtura Corporation

We  have audited the accompanying statement of net assets available for benefits of Great Lakes Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We  conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Indianapolis, Indiana	/s/ ERNST & YOUNG LLP
May 13, 2005

GREAT LAKES SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

12731stm

GREAT LAKES SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm (December 31, 2005)
Report of Independent Registered Public Accounting Firm (December 31, 2004)
Statements of Net Assets Available for Benefits — December 31, 2005 and 2004
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2005 and 2004
Notes to Financial Statements
Supplemental Schedules*
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Schedule H, Line 4j — Schedule of Reportable Transactions

*                    Schedules required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Great Lakes Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Great Lakes Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) and schedule of reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2006

GREAT LAKES SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments
Common stock of Great Lakes Chemical Corporation	$—	21,651,860
Common stock of Chemtura Corporation	15,656,428	—
Guaranteed investment contracts/fixed income securities	14,797,625	15,116,548
Mutual funds	76,748,170	79,043,586
Participant loans	3,132,867	3,302,013
Total investments	110,335,090	119,114,007

Contributions receivable from participants	61,843	—
Contributions receivable from Chemtura Corporation	19,162	—

Total assets	110,416,095	119,114,007

See accompanying notes to financial statements.

GREAT LAKES SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Participant contributions	$7,328,819	8,145,843
Employer contributions	1,994,883	850,068
Employer stock contributions	—	1,953,849
Rollover contributions	110,612	135,533
Plan assets transferred in	—	1,094,119
Investment income:
Dividends	4,306,665	1,702,343
Interest	802,663	741,215
Net appreciation in fair value of investments	580,907	7,442,583

Total additions	15,124,549	22,065,553

Deductions from net assets attributed to:
Benefits paid to participants	18,328,654	10,575,921
Administrative fees	149,852	85,782
Plan assets transferred out to WIL Research Laboratories, LLC	5,343,955	—

Total deductions	23,822,461	10,661,703

Net increase (decrease)	(8,697,912)	11,403,850

Net assets available for benefits at beginning of year	119,114,007	107,710,157

Net assets available for benefits at end of year	$110,416,095	119,114,007

See accompanying notes to financial statements.

GREAT LAKES SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of the Plan

The following description of the Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description, which is available from the plan administrator.

The Plan is a defined contribution plan. Eligible employees of the former Great Lakes Chemical Corporation (the Company) may participate in the Plan as soon as administratively possible after completing one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On March 9, 2005, the Company and Crompton Corporation (Crompton) announced the signing of a definitive merger agreement for an all-stock merger transaction. Under the terms of the agreement, the Company’s shareholders received 2.2232 shares of Crompton’s common stock for each share of Great Lakes common stock they hold. As a result of the merger, the Company was renamed Chemtura Corporation. The transaction closed on July 1, 2005. The Great Lakes Plan was maintained as a separate plan through year end 2005.

(a)                      Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of the terminated participants’ nonvested accounts are used to offset administrative expenses and to the extent not needed to offset such expenses, to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(b)                      Contributions

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 50% of the participants’ eligible earnings. The Company contributes an amount equal to 50% of the participants’ basic contribution, up to the first 6% of the participants’ eligible earnings. In 2004, all the matching contributions were made in Great Lakes Chemical Corporation common stock acquired through purchase on the open market or through use of treasury shares, except for Adrian’s first 2% which is paid in cash. In 2005, all the Company’s matching contributions were made in cash.

(c)                       Payment of Benefits

Participants who terminate employment for any reason are eligible to receive an immediate lump sum distribution of their vested account balance.

Participants who are actively employed who have attained the age of 59-1/2 may make one withdrawal per calendar year from the participant’s account. Such withdrawals must not exceed the vested balance of the participant’s account.

A participant who is actively employed may request a partial withdrawal of the amounts held in the participant’s account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

(d)                      Participant Loans

A participant may borrow against the vested balance in his account. Such a loan must exceed a minimum amount of $1,000, but may not exceed the lesser of 50% of the account balance or $50,000, reduced by the excess, if any, of the highest outstanding loan balance from the Plan in the previous 12 months. A participant is allowed one loan at a time with the interest rate being 1% above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers’ matching contributions are not available for participant loans.

(e)                       Vesting

A participant who terminates employment is able to receive the full vested value of his account. Participants with 6 or more years of service are 100% vested in the Company’s matching contributions. Participants with less than two years, at least two, three, four or five years of service are 0%, 20%, 40%, 60% or 80% vested, respectively. After a five year period of severance, the nonvested portion of the employer’s contribution will be forfeited and applied to reduce the employer’s future contributions or administrative expenses. Amounts forfeited during 2005 and 2004 were $166,166 and $182,761, respectively. Amounts forfeited were used to pay Plan expenses in these years.

(2)                     Summary of Accounting Policies

(a)                      Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the common collective trust funds is based on quoted redemption values on the last business day of the plan year. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year, including Company stock contributed. The participant notes are valued at cost, which approximates fair value.

Dividend income is recorded on the ex-dividend date. Purchases and sales are recorded on a trade-date basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

(b)                      Use of Estimates

Preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)                     Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows.

	2005	2004
Common stock	$298,948	1,127,932
Shares of registered investment companies	281,959	6,314,651
	$580,907	7,442,583

Individual investments that represent 5% or more of the Plan’s net assets are presented in the following table.

	2005	2004
Common stock:
Great Lakes Chemical Corporation*	$—	21,651,860
Chemtura Corporation	15,656,428	—
Registered investment companies:
Vanguard Windsor Fund	21,505,678	22,743,809
Vanguard Index 500 Portfolio Fund	19,197,117	22,233,405
Vanguard Explorer Fund	7,936,073	8,854,040
Vanguard Wellesley Fund	5,727,705	6,059,785
Common collective trust fund:
Vanguard Retirement Savings Trust	14,797,625	15,116,548

*      Nonparticipant-directed

(4)                     Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31
	2005	2004
Net assets:
Great Lakes Chemical Corporation*	—	21,651,860

	Year ended December 31
	2005	2004
Changes in net assets:
Contributions	—	3,694,035
Interest and dividends	—	280,679
Net realized and unrealized appreciation in fair value	—	1,127,932
Asset transfers in	—	32,552
Transfers to participant directed funds	—	(1,057,191)
Distributions to participants	—	(1,435,598)
Administrative expenses	—	(2,599)
	$—	2,639,810

Effective January 1, 2005, participants may elect to redirect all or a portion of the Company’s matching contribution in investments other than the Company’s common stock. As a result, the Company’s common stock is considered a participant-directed investment during the 2005 plan year.

(5)                     Plan Termination

Although it has not expressed the intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant’s account shall be nonforfeitable with respect to both the participant’s and the Company’s contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

(6)                     Related Party Transactions

During 2005 and 2004, the Plan received $251,460 and $280,679, respectively, in common stock dividends from the Company. A majority of the fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

(7)                     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 10, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the favorable determination letter by the Internal Revenue Service, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Asset Transfer

On January 1, 2005, the Company transferred out assets of $5,343,955 from the Plan to the defined contribution plan of WIL Research Laboratories, LLC.

(10)              Subsequent Event

The nonbargaining participants of the Great Lakes Savings Plan were transferred to the Crompton Savings Plan on February 1, 2006.

GREAT LAKES SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issue, borrower, lessor, or similar party		Description of investment, including maturity date, rate of interest, par or maturity value	Current value
Common stock:
*	Chemtura Corporation	1,232,790 shares	$15,656,428

Registered investment companies:
*	VMMR Prime Portfolio Fund	4,666,455 units	4,666,455
*	Vanguard Windsor Fund	1,253,975 units	21,505,678
*	Vanguard Explorer Fund	105,659 units	7,936,073
*	Vanguard Index 500 Fund	167,048 units	19,197,117
*	Vanguard Wellesley Income Fund	271,842 units	5,727,705
*	Vanguard Bond Index Fund	461,751 units	4,645,212
*	Vanguard Int’l Growth Fund	190,768 units	4,006,131
*	Vanguard U.S. Growth	123,546 units	2,217,647
*	Vanguard Small-Cap Fund	75,842 units	2,162,988
*	Vanguard Extend Mkt Index Fund	74,531 units	2,553,433
*	Vanguard Target Retirement 2025	55,584 units	654,223
*	Vanguard Target Retirement 2015	51,922 units	595,028
*	Vanguard Target Retirement 2005	25,502 units	278,735
*	Vanguard Target Retirement 2035	11,141 units	136,593
*	Vanguard Target Retirement 2045	37,005 units	465,152

Common collective trust fund:
*	Vanguard Retirement Savings Trust	14,797,625 units	14,797,625

*	Participant notes	Interest rates ranging from 5.0% to 10.5%	3,132,867
			$110,335,090

*                    Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

GREAT LAKES SAVINGS PLAN

Schedule H, Line 4j–Schedule of Reportable Transactions

Year ended December 31, 2005

	Description of asset				Current value
	(includes interest rate				of asset on
	and maturity in the case			Historical	transaction	Historical
Identity of party involved	of a loan)	Purchase price	Selling price	cost of asset	date	gain (loss)
The Vanguard Group	Vanguard 500 Index Inv	$4,330,586.39			4,330,586.39
The Vanguard Group	Vanguard 500 Index Inv		7,916,104.29	6,759,754.57	7,916,104.29	1,156,349.72
The Vanguard Group	Vanguard Prime Money Mkt	3,839,744.03			3,839,744.03
The Vanguard Group	Vanguard Prime Money Mkt		4,323,861.22	4,323,861.22	4,323,861.22	—
The Vanguard Group	Vanguard Windsor Fund	565,903.15			5,665,903.15
The Vanguard Group	Vanguard Windsor Fund		5,826,595.53	5,060,684.66	5,826,595.53	765,910.87
The Vanguard Group	Vanguard Retirement Savings Trust	5,008,505.26			5,008,505.26
The Vanguard Group	Vanguard Retirement Savings Trust		5,327,428.45	5,327,428.45	5,327,428.45	—
The Vanguard Group	Great Lakes Chemical Stock	4,445,937.94			4,445,937.94
The Vanguard Group	Great Lakes Chemical Stock		10,740,318.39	10,111,875.36	10,740,318.39	628,443.03

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan, pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT LAKES SAVINGS PLAN

Date: June 29, 2006	By:/s/Karen Osar
Karen Osar
Executive Vice President and
Chief Financial Officer